As filed with the U.S. Securities and Exchange Commission on December 14, 2006

                                                     Registration No. 333-110622

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                        POST EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                      China Life Insurance Company Limited

   (Exact name of issuer of deposited securities as specified in its charter)

                      China Life Insurance Company Limited
                   (Translation of issuer's name into English)

                         The People's Republic of China
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK, N.A.
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                              --------------------
                              CT Corporation System
                          111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                                 (212) 894-8940
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:


                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600



      It is proposed that this filing become effective under Rule 466

                          |X| immediately upon filing

                          |_| on (Date) at (Time)


      If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

                                              CALCULATION OF REGISTRATION FEE
=================================================================================================================================
              Title of each class of                    Amount       Proposed maximum    Proposed maximum        Amount of
           Securities to be registered             to be registered  aggregate price    aggregate offering    registration fee
                                                                       per unit (1)         price (2)
---------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         N/A               N/A                 N/A                  N/A
Depositary Receipts, each American Depositary
Share representing 15 overseas listed
foreign-invested shares, or H shares, of China
Life Insurance Company Limited
=================================================================================================================================


(1)      Each Unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS


         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.


                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-----------------------                                                ------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph
(2)   Title of American Depositary Receipts and identity of            Face of American Depositary Receipt, top center
      deposited securities
      Terms of Deposit:
      (i)     Amount of deposited securities represented by one        Face of American Depositary Receipt, upper right
              unit of American Depositary Shares                       corner
      (ii)    Procedure for voting, if any, the deposited              Paragraph (12)
              securities
      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (10)
      (iv)    Transmission of notices, reports and proxy               Paragraphs (3), (8) and (12)
              soliciting material
      (v)     Sale or exercise of rights                               Paragraphs (4), (5) and (10)
      (vi)    Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization
      (vii)   Amendment, extension or termination of the               Paragraphs (16) and (17)
              Deposit Agreement
      (viii)  Rights of holders of receipts to inspect the             Paragraph (3)
              transfer books of the Depositary and the list
              of Holders of receipts
      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities
      (x)     Limitation upon the liability of the Depositary          Paragraph (14)
(3)   Fees and Charges                                                 Paragraph (7)

Item 2.  AVAILABLE INFORMATION

                                                                       Location in Form of American Depositary  Receipt
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                ----------------------------
(b)      Statement that China Life Insurance Company Limited is        Paragraph (8)
         subject to the periodic reporting requirements of the
         Securities Exchange Act of 1934 and, accordingly files
         certain reports with the Commission, and that such
         reports can be inspected by holders of American
         Depositary Receipts and copied at public reference
         facilities maintained by the Commission in Washington,
         D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


     (a)(1) Form of Deposit Agreement. Form of Deposit Agreement dated as of , 2003 among China Life Insurance Company Limited, JPMorgan Chase Bank, N.A. as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an exhibit to Registration Statement No. 333-110622 and incorporated herein by reference.

     (a)(2) Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).


     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.


     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as an exhibit to Registration Statement No. 333-110622 and incorporated herein by reference.

     (e)      Certification under Rule 466. Filed herewith as Exhibit (e)


     (f)      Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE




      Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 13, 2006.


                                  Legal entity created by the form of Deposit
                                  Agreement for the issuance of ADRs
                                  evidencing American Depositary Shares

                                  By:   JPMORGAN CHASE BANK, N.A., as Depositary


                                  By:   /s/Joseph M. Leinhauser
                                        -----------------------------------
                                  Name: Joseph M. Leinhauser
                                  Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, China Life Insurance Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 13, 2006.


                                  CHINA LIFE INSURANCE COMPANY LIMITED


                                  By:    /s/ Wu Yan
                                         -----------------------------------
                                  Name:  Wu Yan
                                  Title: Executive Director and President


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wu Yan and Wan Fang, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of December 13, 2006.



Signatures                                  Title
----------                                  -----



/s/Yang Chao                                Chairman of the Board and Executive
-------------------------------------       Director
Yang Chao



/s/Wu Yan                                   Executive Director and President
-------------------------------------
Wu Yan



/s/Wan Feng                                 Director and Vice President
-------------------------------------
Wan Feng

                                            Non-Executive Director
-------------------------------------
Miao Fuchun



/s/Shi Guoqing                              Non-Executive Director
-------------------------------------
Shi Guoqing



/s/Zhuang Zuojin                            Non-Executive Director
-------------------------------------
Zhuang Zuojin



/s/Long Yongtu                              Independent Non-Executive Director
-------------------------------------
Long Yongtu



/s/Sun Shuyi                                Independent Non-Executive Director
-------------------------------------
Sun Shuyi



                                            Independent Non-Executive Director
-------------------------------------
Cai Rang



/s/Ma Yongwei                               Independent Non-Executive Director
-------------------------------------
Ma Yongwei



/s/Chau Tak Hay                             Independent Non-Executive Director
-------------------------------------
Chau Tak Hay



/s/Liu Jiade                                Chief Financial Officer
-------------------------------------
Liu Jiade



/s/Donald J. Puglisi                        Authorized Representative in the
-------------------------------------       United States
Donald J. Puglisi

                                INDEX TO EXHIBITS


Exhibit
Number
-------
(a)(2)   Form of Amendment to Deposit Agreement.
(e)      Rule 466 Certification